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                                                             EXHIBIT 8

                                                    March 17, 1997


Mr. William P. Ellison
President
Tehama Bank
239 South Main Street
Red Bluff, California 96080

Dear Mr. Ellison:

      As you requested, this letter sets forth our opinion as to certain federal income tax consequences of a proposed reorganization and merger, which is intended to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the Code).

      The specific issues addressed in this opinion letter are limited to the federal income tax consequences of the proposed reorganization of Tehama Bank (Tehama) and certain federal income tax consequences to the parties to the reorganization. Only the federal income tax consequences specifically addressed have been evaluated and consequently no opinion is expressed as to any other federal income tax consequences, including alternative minimum tax. We express no opinion as to the consequences to holders of any stock options of Tehama with respect to the impact of the merger on those stock options. Our conclusions are based on the assumption that all exchanges are value for value and that the proposed transaction legally qualifies under the relevant state or federal law. No opinion is expressed on any state, local or foreign tax issues with respect to the transaction.

      We have reviewed the signed Plan of Reorganization and Merger Agreement Among Tehama Bank, Tehama Bancorp and Tehama Merger Corporation (Agreement) dated February, 1997 and the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission. The Agreement provides for the merger of Tehama Merger Corporation, a subsidiary of Tehama Bancorp, a holding company, with and into Tehama, with Tehama surviving. The shareholders of Tehama will receive the stock of Tehama Bancorp in exchange for their Tehama shares.

      Our opinion as to the federal income tax consequences of the transaction is based upon our understanding of the facts and management's representations as described within, and a review of the relevant authorities as defined herein. Our opinion applies only to the transaction described in this letter and may not be appropriate if facts and circumstances are different or if the tax law in the area changes.


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Mr. William P. Ellison
Tehama Bank                                                      March 17, 1997
                                      -2-


                            FACTS AND REPRESENTATIONS

      We have relied on certain representations and facts set forth in the Agreement and the Registration Statement. If any representation or fact set forth in the Agreement or Registration Statement is not true and accurate, both on the date of this letter and at the effective date of the reorganization, then we express no opinion. Further, our opinion assumes that the reorganization will occur fully in accordance with the terms and provisions of the Agreement. If it does not, then we express no opinion. In stating this opinion, we have assumed the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

      The following representations are made by management of the company with respect to the proposed transaction:

      (a) The fair market value of Tehama Bancorp (Bancorp) stock and other consideration received by each Tehama shareholder will be approximately equal to the fair market value of the Tehama stock surrendered in the exchange.

      (b) To the best of the knowledge of management, there is no plan or intention by the shareholders of Tehama to sell, exchange, or otherwise dispose of a number of shares of Bancorp stock received in the transaction that would reduce the Tehama shareholders' ownership of Bancorp stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of Tehama as of the same date. For purposes of this representation, shares of Tehama stock, if any, which are exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional interests will be treated as outstanding shares of Tehama stock on the date of the transaction. Moreover, shares of Tehama stock and shares of Bancorp stock held by Tehama shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.

      (c) Tehama has no plan or intention to issue additional shares of its stock that would result in Bancorp losing control of Tehama within the meaning of Section 368(c) of the Code.

      (d) There is no plan or intention to liquidate Tehama; to merge Tehama into another corporation; to cause Tehama to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Tehama stock acquired in the transaction.



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Mr. William P. Ellison
Tehama Bank                          -3-                         March 17, 1997



   (e) Bancorp, Tehama and the shareholders of Tehama will pay their respective expenses, if any, incurred in connection with the transaction.

   (f) No liabilities of Tehama or the Tehama shareholders will be assumed by Bancorp. nor will any Tehama stock be subject to any liabilities.

   (g) Bancorp does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Tehama.

   (h) Following this transaction, Tehama will continue its historic business or use a significant portion of its historic business assets in a business.

   (i) No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

   (j) On the date of the transaction, the fair market value of the assets of Tehama will exceed the sum of its liabilities plus the liabilities, if any, to which the assets are subject.

   (k) The management and board of directors of Tehama believe that the formation of a holding company will enhance the ability of Tehama to compete with major banks in their marketing area and will provide a broader range of business alternatives with respect to growth and access to additional capital.

                           DISCUSSION OF AUTHORITIES

   Generally, a statutory merger qualifies as a tax-free reorganization under
Section 368(a)(1)(A) of the Code. Section 368(a)(2)(E) provides that a transaction otherwise qualifying under paragraph (a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation, which before the merger was in control of the merged corporation, is used in the transaction, if after the transaction, the corporation surviving the merger holds substantially all of its properties and the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation. Control is defined in Section 368(c) as the ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock of the corporation.

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Mr. William P. Ellison
Tehama Bank                          -4-                         March 17, 1997

   In addition to the statutory requirements for a tax-free reorganization, there are also certain judicial requirements. The requirements of continuity of proprietary interest, continuity of business enterprise and business purpose are embodied in Section 1.368-1(b) of the regulations and have been developed through application by the courts.

   The continuity of interest test will be met in the proposed transaction. There will be a continuing interest through stock ownership in Bancorp on the part of the former shareholders of Tehama since there is no plan or intention on the part of these shareholders to dispose of the Bancorp stock received in the exchange.

   Section 1.368-1(b) of the Regulations provides that the continuity of business enterprise (as described in Section 1.368-1(d) of the regulations) requires that the acquiring corporation either continue the acquired corporation's historic business or use a significant portion of the acquired corporation's assets in a business. The proposed transaction meets the continuity of business enterprise test of section 1.368-1(b) of the Regulations because Tehama will continue to be engaged in banking activities after the transaction.

   The proposed transaction will also meet the business purpose test of
Section 1.368-2(g) of the Regulations as it will give Bancorp and Tehama greater operating flexibility, enhance market receptivity to its common stock and provide the opportunity for further diversification and the facilitation of the expansion of operations into other markets.

                                  CONCLUSION

   Based solely on the facts and representations as set forth above, and the relevant authority, including the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings, and the case law, it is our opinion that:

   (1) The merger of Tehama Merger Corp. into Tehama Bank and the issuance of Tehama Bancorp common stock in connection therewith as described in the Agreement will constitute a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E).

   (2) Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by the holders of Tehama Bank common stock upon the exchange of such stock for shares of Bancorp common stock in connection with the merger.

   (3) Pursuant to Section 358(a)(1) of the Code, the basis of the common stock of Bancorp received by the shareholders of Tehama will be the same as the basis of Tehama common stock surrendered in exchange therefor.


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Mr. William P. Ellison
Tehama Bank                                                      March 17, 1997
                                      -5-



      (4) Pursuant to section 1223(1) of the Code, the holding period of the common stock of Bancorp received by the shareholders of Tehama Bank will include the period during which the stock of Tehama exchanged therefor was held, provided that the stock of Tehama is held as a capital asset in the hands of the shareholders of Tehama on the date of the exchange.

      The foregoing opinions are based on the federal income tax laws of the United States, including the Code, Treasury regulations and judicial and administrative interpretations thereof as they exist on the date of this letter. Please be aware that tax laws, regulations and administrative policies change constantly and that this opinion applies only to the proposed transaction at the date of this letter. Perry-Smith & Co. has no obligation to update this opinion should any such changes occur.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to reference to us under the heading "Merger--Certain Federal Income Tax Consequences" in the Prospectus/Proxy Statement, which is part of the Registration Statement. In so consenting, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.


                                       Very truly yours,

                                       Perry-Smith&Co.